Exhibit 23.3

Consent of Independent Auditor

The Board of Directors

Industrial Income Trust Inc.:

We consent to the use of our report dated November 25, 2013, with respect to the statement of revenues and certain expenses of IIT North American Industrial Fund I Limited Partnership for the year ended December 31, 2012, which report appears in the Form 8-K of Industrial Income Trust Inc. filed November 25, 2013 and is incorporated by reference in this registration statement (No. 333-175340) on Form S-3, and to the reference to our firm under the heading “Experts” in the prospectus which is part of such registration statement. Our report refers to the fact that the statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of IIT North American Industrial Fund I Limited Partnership’s revenue and expenses.

/s/ KPMG LLP

Denver, Colorado

March 12, 2014